Exhibit 99.2

Textainer Completes Public Offering of 6,000,000 Depositary Shares Representing an Interest in Series A Preference Shares

HAMILTON, Bermuda – April 14, 2021 – Textainer Group Holdings Limited (NYSE:TGH; JSE: TXT) (“Textainer”, “we”, and “our”), one of the world’s largest lessors of intermodal containers, today announced the completion of its public offering on April 13, 2021 of 6,000,000 depositary shares, each representing a 1/1,000th interest in a share of its 7.00% Series A Cumulative Redeemable Perpetual Preference Shares, par value $0.01 per share and $25,000 liquidation preference per share (equivalent to $25.00 per depositary share), for an aggregate public offering price of $150,000,000. Textainer intends to list the depositary shares on the New York Stock Exchange (“NYSE”) under the ticker symbol “TGH PRA”.

We are very pleased to close our first issuance of perpetual preferred shares,” commented Olivier Ghesquiere, President and CEO of Textainer. “We are very pleased with the positive market reaction to this offering and believe this is an attractively priced form of permanent capital that is well suited to add to the capital structure we use to finance our long-lived container assets.”

Textainer intends to use the net proceeds of approximately $144,875,000 after underwriting commissions and estimated expenses from the offering for general corporate purposes, including the purchase of additional intermodal containers. RBC Capital Markets, LLC, UBS Securities LLC, Keefe, Bruyette & Woods, A Stifel Company and B. Riley Securities, Inc. acted as joint book-running managers for the offering.

About Textainer Group Holdings Limited

Textainer has operated since 1979 and is one of the world’s largest lessors of intermodal containers with approximately 3.8 million TEU in our owned and managed fleet. We lease containers to approximately 250 customers, including all of the world’s leading international shipping lines, and other lessees. Our fleet consists of standard dry freight, refrigerated intermodal containers, and dry freight specials, and we are one of the largest and most reliable suppliers of new and used containers. Textainer operates via a network of 14 offices and approximately 500 independent depots worldwide. Textainer has a primary listing on the New York Stock Exchange (NYSE: TGH) and a secondary listing on the Johannesburg Stock Exchange (JSE: TXT).

Important Cautionary Information Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of U.S. securities laws. Forward-looking statements include statements that are not statements of historical facts and include, without limitation, statements regarding: the expected use of proceeds of the sale of the Series A Preference Shares and depositary shares, and the anticipated listing of the Series A Preference Shares on the NYSE. Readers are cautioned that these forward-looking statements involve risks and uncertainties, are only predictions and may differ materially from actual future events or results. For a discussion of some of these risks and uncertainties, see Item 3 “Key Information— Risk Factors” in Textainer’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 18, 2021.

Textainer’s views, estimates, plans and outlook as described within this document may change subsequent to the release of this press release. Textainer is under no obligation to modify or update any or all of the statements it has made herein despite any subsequent changes Textainer may make in its views, estimates, plans or outlook for the future.

Source: Textainer Group Holdings Limited

Contact Information

Investor Relations

+1 415-658-8333

ir@textainer.com